FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2004

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 2, 2004	By:	/s/ Joseph Tung
Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Joseph Tung, CFO / Vice President Freddie Liu, Financial Controller
Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110	ir@aseglobal.com
Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121	http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2003 FOURTH-QUARTER AND FULL YEAR FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., February 2nd, 2004 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, ASE”, or the “Company”), the world’s largest independent provider of semiconductor packaging and testing services, today reported unaudited consolidated net revenues1 of NT$18,430 million for the fourth quarter of 2003 (4Q03), up 43% from the year ago period and up 27% sequentially. Net income for the quarter totaled NT$2,148 million, representing earnings per share of NT$0.61, or US$0.090 per ADS.

For the full year of 2003, the Company’s revenues were NT$57,312 million, up 26% compared to 2002. Net income was NT$2,743 million, compared to NT$129 million in 2002. EPS was NT$0.78, or US$0.113 per ADS, grew 1850% compared with 2002 results.

“We are extremely pleased with our performance in the fourth quarter,” commented Mr. Jason Chang, Chairman of ASE. “Not only did we continue to achieve record quarterly revenues, we also posted the highest sequential growth and year-on-year growth for any Q4 in the Company’s history. As a result, we have widened the lead over our nearest competitor and cemented our leading position as the largest IC backend manufacturing company in the world. During the quarter, demand for our services was strong across our entire customer base. We were able to capitalize on particularly robust demand for high-end capacity from wireless communication customers and computing customers, as a result of the technology and capacity investment that we have made throughout the year.”

“In addition to ramping up our packaging and testing businesses, we also made significant improvement in our substrate operations. Revenues from our substrate operations again grew more than 100% from the same quarter in 2002. The demand generated from accelerated migration from traditional leadframe-based packages to laminate-based technology far exceeds existing supply. Going forward, we believe the growth and profitability of any packaging company will be dependent upon having a stable supply of substrate.”

“With our continuing revenue growth, our profitability also improved substantially as our equipment utilization rate increased and revenue mix shifted towards more high-end packages and test platforms. In 2004, we expect our margins to further expand as we derive more revenues from high-end capacity and as we further improve our substrate and test businesses.”

RESULTS OF OPERATIONS

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

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Advanced Semiconductor Engineering, Inc.

4Q03 Results

  Net revenues amounted to NT$18,430 million, up 43% from 4Q02 and up 27% sequentially. The revenue contribution can be broken down into NT$14,598 million from packaging operations, NT$3,790 million from testing operations, and NT$42 million from other revenues.
  Costs of revenues were NT$13,849 million, representing an increase of 32% compared to 4Q02 and an increase of 18% compared to 3Q03.
    As a percentage of net revenues, cost of revenues was 75% in 4Q03, down from 82% in 4Q02 and 81% in 3Q03.
    Depreciation expense totaled NT$3,085 million during the quarter, an increase of 6% compared with 4Q02 and an increase of 3% sequentially, due to increased capital expenditures. As a percentage of net revenues, depreciation expense was 17% during the quarter, down from 23% in 4Q02 and 21% in 3Q03, primarily due to higher equipment utilization and increase in revenues from advanced processes that translated into higher average selling price.
  Gross profit for the quarter was NT$4,581 million, increased 97% year-on-year and increased 65% sequentially. Gross margin during the quarter was 25%, up from 18% in 4Q02 and up from 19% in 3Q03.
  Total operating expenses were NT$2,094 million, including NT$660 million in research and development expense, and NT$1,434 million in selling, general and administrative expenses. Goodwill amortization expenses related to past acquisition of consolidated entities amounted to NT$202 million.
  Operating profit for the quarter amounted to NT$2,487 million, growing from an operating loss of NT$709 million in the year-ago quarter and an operating profit of NT$826 million in previous quarter. Operating margin reached 14% in 4Q03.
  We recorded net non-operating expenses of NT$562 million in 4Q03, compared with NT$781 million in 4Q02 and NT$489 million in 3Q03.
    Net interest expense for the quarter was NT$238 million, down from NT$417 million in 4Q02 and down from NT$299 million in 3Q03. The decrease in interest expense was primarily due to lower interest rates and reduced level of borrowings.
    We recorded a foreign exchange loss of NT$192 million as a result of the appreciation of Japanese Yen against NT dollars, which has a negative impact on our Japanese Yen payables and loans.
    Loss on long-term investment was NT$40 million, consisting of NT$15 million of net investment gain from minority-owned affiliates, and NT$55 million of goodwill amortization related to such minority-owned affiliates. The net investment gain from minority-owned affiliates included NT$43 million of investment income from Universal Scientific Industrial Co. ("USI") and NT$4 million from Hung Ching Construction, and partly offset by loss of NT$32 million from other invested companies.
  Income before tax was NT$1,925 million. We recognized an income tax benefit of NT$531 million during the quarter. Minority interest adjustment for the quarter amounted to NT$308 million, primarily due to adjustment on earnings contributed by ASE Test Limited.
  In 4Q03, net income amounted to NT$2,148 million, compared with loss of NT$29 million for 4Q02 and NT$583 million for 3Q03.
  Our total shares outstanding at the end of the quarter were 3,579,914,106. Our earnings per share for the fourth quarter of 2003 was NT$0.61, or US$0.090 per ADS, based on 3,537,048,918 weighted average number of shares outstanding during the fourth quarter.

2003 Full Year Results

  Net revenues during 2003 amounted to NT$57,312 million, up 26% from 2002. Revenues from packaging operations reached NT$45,027 million, up 27% compared with previous year. Testing revenues amounted to NT$12,142 million, an increase of 21% versus 2002.
  Costs of revenues were NT$46,466 million, representing an increase of 21% compared with 2002. As a percentage of net revenues, cost of revenues was 81% in 2003 and down from 84% in 2002.
  Depreciation expense totaled NT$11,901 million during the year, an increase of 4%
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Advanced Semiconductor Engineering, Inc.

compared with NT$11,398 million in 2002. As a percentage of net revenues, depreciation expense was 21% in 2003, down from 25% in 2002.
  Gross profit for the year was NT$10,846 million, increased 53% year-on-year. Gross margin also increased to 19% from 16% in 2002.
  Total operating expenses in 2003 decreased slightly to NT$7,575 million compared with NT$7,780 million in 2002. Excluding the one-time impairment charge of NT$1,226 million in 2002, operating expenses increased 16% in 2003.
  Operating profit for the year amounted to NT$3,271 million, improving from operating loss of NT$685 million in the previous year. Operating margin increased to 6% compared with minus 2% in 2002.
  Total non-operating expenses totaled NT$1,859 million, compared with NT$2,071 million in 2002. The decrease in non-operating expenses was primarily due to 1). decrease of net interest expense to NT$773 million in 2003 from NT$1,579 million in 2002, mainly as a result of lower interest rate and reduced leverage, and 2). Improvement of the operations of minority-owned affiliates. Loss from our long-term investment reduced to NT$241 million in 2003 from NT$410 million in the previous year.
  Income before tax totaled NT$1,412 million, significantly improved from loss before tax of NT$2,756 million in 2002. We recognized an income tax benefit of NT$1,278 million during the year, compared with NT$1,152 million in 2002.
  Net income amounted to NT$2,743 million, increased from NT$129 million in 2002.
  For the full year 2003, our earnings per share were NT$0.78, or US$0.113 per ADS, based on 3,537,048,918 weighted average number of shares outstanding.

LIQUITY AND CAPITAL RESOURCES

  Capital expenditures in Q403 totaled US$147 million. The breakdown of such capital expenditures by operations is as follows: US$58 million for packaging operations, US$81 million for testing operations and US$8 million for interconnect materials. For the full year 2003, capital expenditures totaled US$424 million, of which US$215 million is for packaging operation, US$189 million is for testing operation and US$20 million is for interconnect materials.
  EBITDA for the quarter totaled NT$5,745 million, up 56% from NT$3,681 million in the year-ago quarter and up 39% from previous quarter primarily as a result of higher revenues during the quarter. Full year EBITDA totaled NT$16,661 million, representing an increase of 20% compared with previous year.
  At the end of 4Q03, we had cash on hand plus short-term investment of NT$11,562 million, as compared with NT$16,966 million at the end of 3Q03.
  As of December 31, 2003, we had total bank debt of NT$42,620 million, consisting of NT$6,124 million of revolving working capital loan, NT$5,656 million of current portion of long-term debt, NT$23,979 million of long-term debt and NT$6,861 million long-term bonds payable. Total unused banking facilities amounted to NT$12,288 million.
  Total number of employees reached 24,443 as of December 31, 2003, compared with 20,401 as of end of 2002.

BUSINESS REVIEW

Packaging Services

  Revenues generated from our packaging operations were NT$14,598 million during the quarter, up 45% year-over-year and up 28% sequentially. The revenue growth was primarily due to the increase in packaging volume. The average selling price of our packaging services remained stable compared with previous quarter.
  Revenues from flip chip packages (including wafer bumping) accounted for 8% of total packaging revenues.
  Revenues from BGA and other substrate-based packages comprised 43% of total packaging revenues during the quarter, compared with 47% in 4Q02 and 43% in the previous quarter.
  Advanced lead frame based packages, including QFP, TQFP, LQFP, QFN and BCC, accounted for 27% of total packaging revenues, down from 29% in a year ago quarter and
3	February 2, 2004

Advanced Semiconductor Engineering, Inc.

also 28% in the previous quarter.
  Gross margin of packaging operations was 23%, up from 19% in a year ago quarter and up from 18% in the previous quarter.
  Capital expenditure on the packaging operations amounted to US$58 million during the quarter, of which US$48 million was for wirebonding packaging capacity, and US$10 million was for wafer bumping and flip chip packaging equipment. Capital expenditures on packaging operations amounted to US$215 million for the full year of 2003
  As of December 31, 2003, there were 5,230 wirebonders in operation. A total of 422 wirebonders were added during the fourth quarter of 2003. In 2003, there was a net increase of 837 wirebonders.

Testing Services

  Revenues generated from our testing operations were NT$3,790 million, up 36% year-over-year and up 24% sequentially.
  Of the total testing revenues, 81% was contributed by our final test operations, 16% by wafer sort operations, and 3% by engineering test operations.
  Growth in testing revenues came largely from volume increase compared to previous quarter, whereas ASP remained flat during the quarter.
  Gross margin of our test operations was 32%, compared with 16% in the fourth quarter of 2002 and up from 25% in the third quarter of 2003.
  Capital spending on the testing operations amounted to US$81 million during the quarter, and US$189 million for the full year of 2003.
  As of December 31, 2003, we operated a total of 1,263 testers, including 118 testers added during the quarter. In 2003, there was a net increase of 197 testers to our capacity.

Interconnect Materials

  ASE Materials recorded revenues of NT$1,771 million for the quarter, up 103% year-over-year and up 21% sequentially. Gross margin of ASE Material reached 19% during the quarter. In the fourth quarter of 2003, ASE Material supplied 55% (by value) of our total PBGA substrate requirements. Substantially all of ASE Material’s revenues derived from inter-company sales and are not reflected in ASE’s consolidated revenues.

Customers

  Our five largest customers together accounted for approximately 35% of its net revenues in 4Q03, compared with 43% in 4Q02 and 36% in 3Q03. No single customer accounted for more than 10% of our total revenues.
  Our top 10 customers contributed 52% of its revenues during the quarter, compared with 60% in 4Q02 and remained unchanged versus 3Q03.
  Our customers that are integrated device manufacturers, or IDMs, accounted for 48% of our revenues in 4Q03, compared with 57% in 4Q02 and 48% in 3Q03.

Quarterly Highlights

  ASE Inc. to merge with ASE (Chung-Li) Inc. and ASE Material Inc. Efficiency shall be further enhanced due to simplified organization structure.
  ASE Inc. and Compeq Manufacturing Co. Ltd. to form strategic alliance and establish joint venture to develop high-end package material business.
  ASE develops packaging solutions for austriamicrosystems’ secure wireless communication device to be implemented on future Mercedes high-end models.

About ASE Inc.

ASE Inc. is the world's largest independent provider of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company’s international customer base of more than 200

4	February 2, 2004

Advanced Semiconductor Engineering, Inc.

customers include such leading names as ATI Technologies Inc., Cirrus Logic International Ltd., IBM Corporation, Motorola, Inc., NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website http://www.aseglobal.com

Safe Harbor Notice

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with the highly competitive nature of the semiconductor industry, our ability to introduce new packaging and testing technologies in order to remain competitive, our ability to succe ssfully integrate future acquisitions, risks associated with international business activities, our business strategy, general economic and political conditions, possible disruptions in commercial activities caused by natural disasters or industrial accidents, our future expansion plans and capital expenditures, and fluctuations in foreign currency exchange rates. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2003.

##

5	February 2, 2004

Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	4Q/03	3Q/03	4Q/02
Net Revenues Revenues by End Application	18,430	14,525	12,854

Communication	35%	32%	38%
Computer	35%	39%	35%
Automotive and Consumers	28%	29%	25%
Others	2%	0%	2%
Revenues by Region
North America	60%	57%	54%
Europe	9%	9%	7%
Taiwan	28%	30%	27%
Japan	2%	2%	1%
Other Asia	1%	2%	11%

Packaging Services
Amounts in NT$ Millions	4Q/03	3Q/03	4Q/02
Net Revenues Revenues by End Application	14,598	11,420	10,058

Communication	35%	31%	37%
Computer	38%	42%	38%
Automotive and Consumers	26%	27%	24%
Others	1%	0%	1%
Revenues by Package Type
Flip Chip & Bumping	8%	8%	5%
Traditional substrate based	43%	43%	47%
Advanced leadframe based	27%	28%	29%
Traditional leadframe based	8%	9%	11%
Modules & Others	14%	12%	8%
Capacity
CapEx (US$ Millions) *	58	38	66
Number of Wirebonders	5,230	4,808	4,393

Testing Services
Amounts in NT$ Millions	4Q/03	3Q/03	4Q/02
Net Revenues Revenues by End Application	3,790	3,066	2,788

Communication	38%	35%	40%
Computer	23%	27%	24%
Automotive and Consumers	35%	35%	31%
Others	4%	3%	5%
Revenues by Testing Type
Final test	81%	78%	83%
Wafer sort	16%	18%	12%
Engineering test	3%	4%	5%
Capacity
CapEx (US$ Millions) *	81	36	30
Number of Testers	1,263	1,145	1,066

* Capital expenditure amounts exclude building construction cost.

6	February 2, 2004

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the twelve months ended

	Dec. 31	Sep. 30	Dec. 31	Dec. 31	Dec. 31
	2003	2003	2002	2003	2002
Net revenues:
Packaging	14,598	11,420	10,058	45,027	35,515
Testing	3,790	3,066	2,788	12,142	10,061
Others	42	39	8	143	11

Total net revenues	18,430	14,525	12,854	57,312	45,587

Cost of revenues	13,849	11,742	10,532	46,466	38,492

Gross Profit	4,581	2,783	2,322	10,846	7,095

Operating expenses:
Research and development	660	601	592	2,354	2,049
Selling, general and administrative	1,434	1,356	2,439	5,221	5,731

Total operating expenses	2,094	1,957	3,031	7,575	7,780

Operating income (loss)	2,487	826	(709)	3,271	(685)

Net non-operating (income) expenses:
Interest expenses (income) - net	238	299	417	773	1,579
Foreign exchange loss (gain) - net	192	155	137	387	398
Loss (income) on long-term investment	40	42	158	241	410
Loss (gain) on disposal of assets	3	1	50	473	106
Others	89	(8)	19	(15)	(422)

Total non-operating expenses	562	489	781	1,859	2,071

Income (loss) before tax	1,925	337	(1,490)	1,412	(2,756)

Income tax expense (benefit)	(531)	(235)	(551)	(1,278)	(1,152)

Net income (loss) before minority interest	2,456	572	(939)	2,690	(1,604)

Minority interest	308	(11)	(910)	(53)	(1,733)
Net income (loss)	2,148	583	(29)	2,743	129

Per share data:
Earnings per common share
– Basic	NT$0.61	NT$0.17	NT$(0.01)	NT$0.78	NT$0.04
– Diluted	NT$0.61	NT$0.17	NT$(0.01)	NT$0.78	NT$0.04

Earnings per pro forma equivalent ADS
– Basic	US$0.090	US$0.024	US$(0.001)	US$0.113	US$0.005
– Diluted	US$0.090	US$0.024	US$(0.001)	US$0.113	US$0.005

Number of weighted average shares	3,537,049	3,497,192	3,399,746	3,537,049	3,399,746
used in diluted EPS calculation (in
thousands)

Forex (NT$ per US$1)	33.90	34.27	34.80	34.38	34.55

7	February 2, 2004

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Balance Sheet Data
(In NT$ millions)
(Unaudited)
As of Dec. 31, 2003		As of Sep. 30, 2003

Current assets:
Cash and cash equivalents	8,544	13,552
Short-term investments	3,018	3,414
Notes and accounts receivable	12,910	10,680
Inventories	4,771	4,296
Others	2,019	2,038

Total	31,262	33,980

Long-term investments	6,358	6,402
Properties – net	67,340	64,824
Other assets	9,501	9,437

Total assets	114,461	114,643

Current liabilities:
Short-term debts – revolving credit	6,124	6,536
Short-term debts – current portion of long-term	5,656	3,839
debts
Short-term debts – current portion of long-term	0	0
bonds payable
Notes and accounts payable	6,660	4,752
Others	9,393	9,415

Total	27,833	24,542

Long-term debts	23,979	30,291
Long-term bonds payable	6,861	6,756
Other liabilities	587	514

Total liabilities	59,260	62,103

Minority interest	10,078	9,645

Shareholders’ equity	45,123	42,895

Total liabilities & shareholders’ equity	114,461	114,643

8	February 2, 2004